PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

08000483

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

16th January 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 14th and 16th January 2008.

"Board Changes"
"Trading & Operations Update"
"Execution of Shareholder Agreements for EIIC JV"

Yours faithfully

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

for Stephen Huddle
Company Secretary

Enc

1/31

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Board changes

In line with Premier's previously stated intention to bring new non-executives onto the Board, Premier is pleased to announce the appointment of Mr. David Lindsell and Mr. Michel Romieu as non-executive directors with effect from 17th January 2008.

Mr. Lindsell has recently retired from Ernst & Young, where he has been a partner for nearly thirty years. He specialises in audit and assurance services. He has extensive experience across a range of industry sectors, with a strong knowledge of the oil and gas sector, having been the audit partner for BP for seven years. His most recent role at Ernst & Young has been to ensure that international accounting standards are applied in a consistent manner throughout the firm.

He is a member of the Financial Reporting Review Panel, a member of the Standards Advisory Council of the International Accounting Standards Board and a member of the Supervisory Board of European Financial Reporting Advisory Group.

Mr. Romieu has over thirty years experience in the international energy sector, including twenty five years with the Elf Group, where he held the positions of Chief Executive Officer of Elf Nigeria, Elf UK and the Group's Gas Division. During his period as Chief Executive of Elf UK, he was elected President of the UK Offshore Operators Association for year 1995.

On his retirement from Elf in 2000, Michel became Director for Gas of CRE, the French Energy Regulator, a position he held until 2003, when he established his own consultancy specialising in advice to the gas industry. Michel is a lecturer on international marketing of natural gas at the French Petroleum Institute and President of Uprigaz, the federation of new entrants in the French gas market.

Premier also announces today the retirement of Mr. Scott Dobbie and Mr. Ron Emerson as non-executive directors, with effect from June 6th 2008, the date of Premier's Annual General Meeting. Mr. Dobbie joined the Board in December 2000 and Mr. Emerson joined the Board in March 2001.

Sir David John, Chairman, commented:

"I would like to take the opportunity to welcome David Lindsell and Michel Romieu as non-executive directors to the Premier Board. Their background and experience will complement the existing Board members. I would also like to thank Scott Dobbie and Ron Emerson for their counsel over the last seven years in what has been a period of significant success for Premier. Scott's many years of experience in the securities industry has been invaluable in building on Premier's institutional relationships. Ron's banking background, as well as his knowledge of Asian markets, has added significantly to Premier's strategic and financial thinking over the period. They have both contributed greatly to positioning the Company for future growth".

No other information is required to be disclosed pursuant to Listing Rule 9.6.13.

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com

PREMIER OIL PLC
("Premier")

Trading and Operations Update
14th January 2008

Premier today provides a trading and operations update ahead of its 2007 Final Results, which will be announced on Thursday 13 March 2008.

HIGHLIGHTS

Current Trading Operations

- Average production rates for 2007 8% higher than 2006 at 35.7 kboepd; year end run rate of 38.8 kboepd (December average);
- Strong oil and gas prices realised in second half; full year average of $74.6 per barrel, a 3% premium to Brent;
- Increased balance sheet strength with cash balances of around $330 million at year end.

Development Assets

- Major development projects progressing as planned to build Premier's production to 50,000 boepd by end 2010.
- Chim Sao (Vietnam), Alur Siwah and Gajah Baru (Indonesia) expected to reach project sanction this year and on-stream in 2010.

Drilling Update

- Programme of approximately 18 development wells and up to 12 exploration and appraisal wells planned for 2008;
- Forward programme:
  - Up to 24-month Vietnam campaign expected to commence in mid-March 2008;
  - Monte Cristo-1 well in Philippines expected to spud 1Q 2008;
  - Bream appraisal well in Norway expected to spud during March or April 2008;
  - Significant development well programme in Pakistan includes accessing a number of deeper exploration prospects;
  - Qadirpur deep testing programme scheduled for April 2008.
  - Infill drilling at Wytch Farm, Scott and Chinguetti

New Joint Venture

- Execution of joint venture agreements with EIIC planned later this week.

Board changes

- Appointment of Mr David Lindsell and Mr Michel Romieu as non-executive directors.

Simon Lockett, Chief Executive, commented:

"2007 saw significant progress on Premier's development projects as important gas contracts in Indonesia and Singapore were signed. We begin 2008 in strong financial shape, with an active exploration programme, especially in Vietnam, and on target to deliver our stated production target of 50,000 boepd by the end of 2010."

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

14 January 2008

CURRENT TRADING OPERATIONS

Strong gas demand and reliable production performance from our gas fields in Indonesia and Pakistan, increased equity in the UK Scott field and increased production from the successful Kyle gas lift programme contributed to a year-end production rate of 38.8 kboepd (four week average) compared to 34.4 kboepd for the equivalent period last year. Estimated average production for the Company for the full year 2007 was 35.7 kboepd (2006: 33.0 kboepd), an increase of 8%.

Revenues in the second half of 2007 continued to benefit from a strong oil and gás pricing environment. The average realised crude oil price for 2007 was $74.6 per barrel (2006:$64.9/bbl) compared to a dated Brent average of $72.4 per barrel (2006:$64.9/bbl). Average gas prices for our principal gas producing areas for 2007 were:

	US$/MCF	
	2007	2006
Indonesia	$11.3	$9.4
Pakistan	$3.0	$3.1

As a result of the continuing positive operating cash flows, the Group has maintained its strong balance sheet, with year-end cash resources estimated at $330 million. The net cash position at year end is expected to be around $77 million, assuming a debt valuation of the convertible bond issued during 2007 of $200 million.

The Group's income statement for the year will be impacted by a significant non-cash item. As a result of the higher commodity prices at year-end, relative to the position at 30 June 2007, the Company will record an additional mark-to-market adjustment in respect of existing commodity hedges in the second half of the year. This is estimated at $40 million on an after tax basis. The current year provision will reverse out as a profit in the income statement over the life of the hedges.

We have recently restructured our arrangements for selling certain future oil production incorporating the previous floors and caps into new physical offtake arrangements. This is expected to reduce significantly and potentially eliminate the impact of mark to market valuations on future income statements from our current oil hedging arrangements.

DEVELOPMENT ASSETS

Programme Update

Significant progress on all our development projects gives us increasing confidence that Premier will achieve its stated production target of 50,000 boepd by the end of 2010.

Indonesia

Natuna Sea Block A

In Q4 2007 Premier announced the signature of Heads of Agreements with Sembcorp Gas Pte Ltd for gas sales into the Jurong petrochemical complex in Singapore, and with PT Perusahaan Listrik Negara (PLN) and PT Universal Batam Energy (UBE) for use in power generation in Batam. Definitive agreement discussions are now under way.

Development of the Gajah Baru field in the Natuna Sea will now commence with project sanction expected later this year and first gas planned for 2010.

North Sumatra Block A

The operator of North Sumatra Block A, PT Medco E&P Malaka (MEDCO) and PT Pupuk Iskandar Muda (PIM) signed a Gas Sales and Purchase Agreement (GSPA) in Jakarta, on Monday, December 10th, 2007. The GSPA will govern the sale of gas from the Alur Rambong, Julu Rayeu, and Alur Siwah fields in North Sumatra Block A to the PIM fertilizer plants on the northern Aceh coast. A field development plan has been submitted to BPMigas for approval.

FEED studies are planned to commence shortly, with an EPC contract award expected in late 2008. Development wells on Alur Rambong and Alur Siwah will be drilled in 2009, with first gas expected in 2010.

Vietnam

The draft Reserves Assessment Report (RAR) for Dua and Chim Sao (formerly Blackbird) was submitted to the Vietnamese authorities in December 2007. Work on the Outline Development Plan continues. Outline Development Plan approval, approval of the Field Development Plan, and Project Sanction are all targeted for 2008. First production from Chim Sao is on target for 2010.

Pakistan

The Badhra development/Bhit Phase 2 project is complete and first gas from Badhra was achieved on 7 January 2008 adding 20 mmscfd (gross) from the first well. At the Bhit field, two new wells will be drilled to maintain the production profile. A further Badhra well which will access deeper targets has also been spudded.

At the Qadirpur field, the plant capacity enhancement project is progressing with first gas planned for later in the year. Four development wells will be drilled to maintain the production plateau. In 2007, the Qadirpur Deep-1 well was drilled to a depth of 4,681 metres before being suspended when higher than anticipated temperatures and pressures were encountered. Specialist equipment has now been ordered and testing on the well is expected to resume in April 2008. In the event of a successful test on Qadirpur Deep-1, Qadirpur Deep-2 may follow later this year.

Zamzama Phase 2 came on-stream in 2007, but plant problems meant that only medium calorific value (MCV) could be supplied. It is expected that high calorific value gas (HCV) deliveries will be achieved later in 2008. The Zamzama North well will be tied in to increase and maintain the production plateau, and two new infill wells will also be drilled which will access deeper targets.

On Kadanwari, one new development well will be drilled in 2008.

UK

Two infill wells will be drilled into the Sherwood reservoir on Wytch Farm. A three well infill programme on the Scott field is expected to commence in the fourth quarter of 2008.

Norway

Development studies continued on the Froy field, culminating in a tender process for the production facility in the fourth quarter. This indicated lead times that imply expected Froy first production in 2011.

Mauritania

Three workovers on existing wells, and two new development wells on Chinguetti are planned to be drilled in Q1 2008. Pre-development studies on Banda and Tiof will continue in 2008.

DRILLING UPDATE

In addition to approximately 18 development wells, a programme of up to 12 exploration and appraisal wells is planned for 2008. An updated drilling chart is available at www.premier-oil.com.

Exploration and Appraisal Drilling

Vietnam

The jack-up rig is expected to commence a firm six month programme in March 2008, with three six month options. The first well to be drilled will be on Chim Sao North. Chim Sao was discovered and tested by Premier in 2006. A well is required to optimise the development plan and is planned to be suspended as a future production well.

The rig will then move on to drill exploration wells in Block 12W including the Chim Ung (formerly Falcon) well which will test a prospect on trend with Chim Sao, and other high impact and near-field exploration prospects. The programme will target reserves in excess of 200 mmbbls with the ability to tie-back discoveries into the core Chim Sao development. The rig could then be deployed for appraisal of new discoveries, or commence early development wells on the Chim Sao field.

Philippines

The Monte Cristo-1 well is now expected to spud in 1Q 2008. The well is targeting a 20 mmbbls prospect. Premier holds a 21.25% carried interest.

Gabon

The THAM-1 well on the Themis licence in Gabon was spudded on 30th December 2007 and drilled to TD at 1330m. The well has been plugged and abandoned with hydrocarbon shows.

Congo

Premier is running a farmout process for potential farminees which is expected to be completed in early February 2008. Premier hopes to spud a well on the 250-300 mmbbls Frida prospect in Q4 2008. Premier currently holds a 58.5% equity interest.

Mauritania

The Atwood Hunter is expected to drill an appraisal well on the Banda Gas Discovery in March 2008.

Egypt

An exploration well is expected to spud in February 2008 on the NW Gemsa licence in Egypt. This will be followed by a second contingent well in the event of success. Premier now holds a 10% interest in this licence, operated by Vegas.

Norway

An appraisal well is expected to spud on the Bream discovery in March 2008. Bream was originally discovered in 1971 and lies close to the existing Yme development. Bream is estimated to hold between 40 and 100 mmboe of recoverable reserves. Premier holds a 20% share in this licence and a 40% share, as operator, in the adjoining exploration block.

Seismic Programmes

A significant seismic programme is planned for 2008 in order to identify and define prospects for drilling in 2009 and beyond. In Indonesia, 2D seismic will be acquired over the Tuna and Buton Blocks. In Vietnam, 2D seismic will be shot over Block 07/03. In Norway, 2D seismic will be acquired on licence PL417 and 3D seismic will be acquired over Premier operated licence PL406.

NEW REGIONAL JOINT VENTURE

It is anticipated that shareholder agreements will be executed with Emirates International Investment Corporation (EIIC) later this week, with a view to establishing joint venture companies in the Middle East and North Africa.

BOARD CHANGES

As announced separately today, Mr. David Lindsell and Mr. Michel Romieu have been appointed as non-executive directors with effect from 17th January 2008.

Mr. Scott Dobbie and Mr. Ron Emerson will retire as non-executive directors with effect from June 6th 2008, the date of Premier's Annual General Meeting. Mr. Dobbie joined the Board in December 2000 and Mr. Emerson joined the Board in March 2001.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Execution of Shareholder Agreements for EIIC JV

Premier is pleased to announce the execution of shareholder agreements with Emirates International Investment Company LLC ("EIIC") to form two new joint venture companies to pursue the acquisition of upstream oil and gas assets across the Middle East and North Africa region. The new companies will be headquartered in Abu Dhabi.

The first joint venture to be known as PREMCO will be owned 49% by Premier and 51% by EIIC and will hold all joint venture assets which are acquired in the U.A.E. In the event of a change of control of Premier Oil plc, EIIC will have a pre-emptive right to purchase Premier's 49% of this joint venture at fair market value.

The second joint venture to be known as PREMBV, will be owned 50% by Premier, 50% by EIIC, and will hold all joint venture assets which are acquired in the Middle East and North Africa region (excluding the U.A.E).

At the formation of the joint ventures, there will be no assets or profits attributable to these new entities. Future acquisitions of new assets by each joint venture will be funded by Premier and EIIC in accordance with their relevant percentage holding of that joint venture.

This joint venture partnership will enable Premier to access acquisition opportunities across the Middle East and North Africa region via EIIC's relationship networks, whilst EIIC will benefit from Premier's industry expertise and operating capabilities.

Simon Lockett, Chief Executive, commented:

"We are delighted to have executed shareholder agreements with EIIC and look forward to working together to build a material oil and gas business across the Middle East and North Africa. A number of potential projects have already been identified"

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes for Editors:
Emirates International Investment Company (EIIC) is a leading Abu Dhabi based private holding company. Founded in 1999, EIIC focuses on investments in various growth sectors across the Gulf countries, the Middle East, North Africa and Europe. Sectors of interest include industries, real estate and energy.

END